FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report for the Nine Months Ended September 30, 2002

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Report for the Nine Months Ended September 30, 2002

I. Nine Month Business Summary

In the first nine months of 2002, Intershop Communications AG’s (“Intershop”, “the Company”, or “the Intershop Group”) business continued to be impacted by weak demand for e-commerce software, the result of corporate information technology (IT) spending constraints.

Revenue and Customers

Intershop generated total revenue of € 33.1 million in the first nine months of 2002, representing a decline of € 23.9 million or 42% compared to the same period in 2001. In a challenging market environment, revenues were favorably impacted by six deals over € 1 million as well as successful market acceptance of the Company’s new products introduced in November of 2001. These products include Enfinity MultiSite, the Enfinity Content Management Solution, and the Enfinity Procurement Solution.

License revenue was € 16.0 million for the first nine months of 2002, representing a year-over-year decline of € 0.4 million or 2%. Service revenue (including services, maintenance, and other revenue) totaled € 17.1 million in the first nine months of 2002, a year-over-year decline of € 23.5 million, or 58%. During the last 18 months, the Company completed the transformation of its business model from an e-commerce platform provider to a provider of complete e-commerce solutions. The e-commerce solutions business model combined with Intershop’s strategy of partner enablement have, among other benefits, increased the share of higher-margin license revenue and shifted portions of service revenue and service costs to the Company’s partners, leading to a more favorable license/service revenue mix of 48% / 52% in the first nine months of 2002, compared to 29% / 71% in the first nine months of 2001.

Revenue for the first nine months of 2002 was generated by sales to 456 customers, of which 90 were new customers, compared to 1,036 and 398, respectively, in the first nine months of 2001. The effectiveness of Intershop’s strategy to focus on multinational corporations was confirmed by sales in the first nine months of 2002 to customers such as Sun Microsystems, Hewlett-Packard, Otto Group, Karstadt/Quelle, Linde Group, MAN Group, Deutsche Telekom, and Shiseido.

The largest portion of license sales during the nine-month period 2002 was generated by Intershop’s flagship Enfinity product line. Nine-month 2002 Enfinity license sales contributed to 86% of total license revenue, unchanged from the first nine months of 2001. During the first nine months of 2002, Intershop sold 61 Enfinity family products, including platforms and solutions, the Enfinity Content Management Solution, and Enfinity MultiSite, bringing to 379 the total number of Enfinity family products sold to date..

A large number of customer websites went live on Enfinity-based solutions during the first nine months of 2002, including: a number of BMW website such as MINI shop, BMW Rider’s Point, BMW C1, and BMW lifestyle; Agrolinz; Eastern Home Shopping; Volkswagen / Audi B2E shop and Volkswagen PartnerShop; Isover / Saint Gobain; the World Soccer Association FIFA; Quelle; Home Shopping Europe; Plus / Tengelmann; Dräger; RTL; Mein-Hof.de AG; Royal Auping; Ocado; Franklin-Templeton; Widex; Sonera; and Nokia.

As the preferred e-commerce solution for many application service providers (ASP) and telecommunications companies, Intershop 4 continues to be well positioned to serve the market for small and medium-sized enterprises. The Intershop 4 product line remains one of the leading solutions for hosted e-commerce services. This product line contributed 14% of total license revenue in the nine months of 2002, unchanged from the first nine months of 2001. In January of 2002, the Company introduced its latest Intershop 4 version, Intershop 4.3, which features enhanced data management and currency conversion capabilities. On November 20, 2002 Intershop entered into a comprehensive cooperation agreement with epages Software GmbH (formerly Dart Software GmbH) headquartered in Hamburg, Germany and Jena, Germany, on the future development and worldwide distribution of the Intershop 4 product line.

Business with Intershop’s partners generated approximately 68% of license revenue in the first nine months of 2002, unchanged from the first nine months of 2001. New customer accounts which Intershop won jointly with its partners, include the World Football Association FIFA with UBIS; the German Ministry of the Interior - BMI - with Siemens Business Services; American Standard China, a provider of plumbing and kitchen products, with D2C2; and the New South Wales Department of Public Works and Services in Australia with Logica.

Europe remained the Company’s primary market in the first nine months of 2002, accounting for € 24.3 million or 73% of total global revenue compared to € 48.3 million or 85% in the first nine months of 2001. Intershop’s market position in Europe remains strong, particularly in Germany, due to high levels of customer satisfaction and a large installed base across the region. As of September 30, 2002, the Company had reduced its European headcount to 461 employees, from 665 European employees as of December 31, 2001. European employees as of September 30, 2002 represented 90% of global headcount of 513 employees, as compared to 91 % at the end of 2001.

Revenue for the first nine months of 2002 in the Americas accounted for € 7.6 million, or 23% of total global revenue compared to € 6.9 million, or 12% in the first nine months of 2001. Workforce reductions throughout the first nine months of 2002 reduced headcount in the Americas to 46 employees as of September 30, 2002, compared to 56 employees in this region as of December 31, 2001.

In the Asia Pacific region, Intershop generated € 1.3 million in revenue during the first nine months of 2002, representing 4% of total global revenue for this period. This compares to € 1.8 million in the first nine months of 2001, or 3% of total global revenue. The Company reduced headcount across the remaining Asia Pacific locations to 6 employees as of September 30, 2002, compared to 12 employees as of December 31, 2001. Fully utilizing its implementation partners in the Asia Pacific region, Intershop moved to a full distributor model in order to provide the most efficient client support to its customers in that region.

Gross Margin

Gross profit generated in the first nine months of 2002 was € 17.9 million versus € 20.9 million in the first nine months of 2001. Gross margin on sales for the first nine months of 2002 rose to 54%, from 37% in the first nine months of 2001. The increase in gross margin was primarily due to the increased share of high-margin license revenue in total revenue, as well as improved license and service margins.

During the first nine months of 2002, the license gross margin increased to 93%, from 87% in last year’s comparable period. The Company’s service gross margin (including service, maintenance, and other revenue) in the first nine months of 2002 rose to 18%, from 16% in the first nine months of 2001. The growth in Intershop’s service gross margin was driven primarily by a better utilization of service personnel and a reduction in the service workforce.

Expense and Income

Following a systematic cost structure review and strict spending control policies, the Company reduced total nine-month operational costs (cost of revenue and operating expenses) by € 105.2 million or 64% year-over-year, from € 165.5 million in the first nine months of 2001 to € 60.3 million in the first nine months of 2002.

Restructuring costs, primarily related to the consolidation of office space and employee severances, totaled € 5.4 million in the first nine months of 2002, versus € 21.6 million in the first nine months of 2001. These charges reflect the restructuring measures announced on February 12, 2002. Depreciation and amortization charges, which include the amortization of goodwill , were € 7.3 million in the first nine months of 2002, compared to € 12.2 million in the first nine months of 2001.

Intershop further reduced its research and development (R&D) as well as sales and marketing expenses during the year. Year-over-year, R&D expenses decreased by € 6.7 million or 54% to € 5.8 million in the first nine months of 2002, as compared to € 12.5 million in the first nine months of 2001. Sales and marketing expenses were reduced by € 28.9 million or 56% year-over-year, to € 22.4 million in the first nine months of 2002, as compared to € 51.3 million in the first nine months of 2001. Sales and marketing expenses included costs related to the CeBIT technology show held in March 2002.

General and administrative (G&A) expenses in the first nine months of 2002 decreased by € 23.9 million or 68% year over year, to € 11.4 million in the first nine months of 2002, as compared to € 35.4 million in the first nine months of 2001. The decrease in G&A expenses was largely driven by lower overhead costs associated with a significantly reduced infrastructure supporting Intershop’s business model.

The Company incurred a net loss of € 26.5 million in the first nine months of 2002, compared with a net loss of € 107.1 million in the first nine months of 2001. This reflects a year-over-year reduction of € 80.6 million, or 75%. The basic nine-month 2002 net loss per share was € 0.28, compared to a basic net loss per share of € 1.22 in the first nine months of 2001.

Liquidity and Balance Sheet

In the first nine months of 2002, net cash usage related to operating activities totaled € 25.6 million, versus € 63.6 million in the first nine months of 2001. Investing activities generated a total of € 13.9 million in the first nine months of 2002, largely driven by the disposal of marketable securities. This figure compares to a net cash usage from investing activities of € 9.9 million in the first nine months of 2001, which was primarily related to equipment purchases and a reclassification of cash into restricted cash. A total of € 10.0 million was generated by financing activities in the first nine months of 2002 compared with € 0.5 million in the first nine months of 2001. Nearly all cash generated from financing activities during the first nine months of 2002 stems from the cash investment by the Company’s Chief Executive Officer, Stephan Schambach, through a private equity placement.

Cash, cash equivalents, marketable securities, and restricted cash as of September 30, 2002 totaled € 20.4 million, compared to € 36.3 million as of December 31, 2001. Net cash usage during the first nine months of 2002 was driven primarily by operating losses as well as the cash impacts from restructuring charges incurred from the third quarter of 2001 through the third quarter of 2002.

Trade receivables as of September 30, 2002 were € 12.0 million, compared to € 11.7 million as of December 31, 2001. This increase stems primarily from a large proportion of the Company’s revenue being generated at the end of a quarter, with related trade receivables being carried over into the subsequent quarters. Days sales outstanding (DSO) as of September 30, 2002 were at 124 days compared with 91 days as of December 31, 2001. The increase in DSO from December 31, 2001 to September 30, 2002 was primarily due to lower sales in the third quarter of 2002 sales as compared to the fourth quarter of 2002.

Intershop had short-term deferred revenues of € 4.1 million as of September 30, 2002, compared to € 5.6 million as of December 31, 2001. This reduction in short-term deferred revenues from December 31, 2001 to September 30, 2002 was mainly due to lower sales in the third quarter of 2002 compared to the fourth quarter 2001.

Capital Structure

In the first nine months of 2002, 6,678 employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares.

On January 23, 2002, Intershop announced that its Chief Executive Officer, Stephan Schambach, would exchange his remaining shares in U.S. subsidiary Intershop Communications, Inc., for Intershop Communications AG common bearer shares. Under the transaction, Intershop Communications AG would issue 12,500,000 Intershop Communications AG common bearer shares from conditional capital III, in exchange for Mr. Schambach’s 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG. The share exchange represents a technical consolidation of Intershop’s Group share capital from one of its subsidiaries into its parent company, Intershop Communications AG, and has no impact on the global operating structure of the Company. The transaction provides for a consolidation of the Company’s ownership structure, which stems from its 1998 initial public offering. The Company expects the transaction will be approximately 13 % dilutive to basic earnings per share on a consolidated Intershop Group basis.

On February 28, 2002, Intershop changed the ratio of its American Depositary Shares (ADS) to underlying ordinary Intershop Communications AG common bearer shares from 2 ADS equaling 1 ordinary share to 1 ADS equaling 5 ordinary shares. With this ratio change, each of Intershop’s Nasdaq-listed ADS now evidences ownership of 5 underlying ordinary shares listed on its primary stock exchange, the Neuer Markt, located in Frankfurt, Germany. Intershop’s trading symbol on the Nasdaq National Market was temporarily changed to ISHPD in accordance with Nasdaq regulations. After the notification period, the trading symbol reverted to the Nasdaq National Market designation of ISHP. The ratio change did not affect the value of an investors’ADS holdings. Stockholders of Intershop Communications AG ordinary shares did not see any change in the number of shares held due to the ADS ratio change. The ratio change was non-dilutive and had no impact on Intershop’s balance sheet.

On March 4, 2002, Intershop announced that its Chief Executive Officer, Stephan Schambach, would invest approximately € 10 million in cash to purchase Company stock. In a private equity placement, Intershop Communications AG issued 8,334,000 of new Intershop Communications AG common bearer shares from authorized capital. In turn, Mr. Schambach purchased all 8,334,000 shares at a price of € 1.20 per share. On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (Amtsgericht) in Hamburg, Germany, in the Commercial Register (Handelsregister). Pricing was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002. After completion of the transaction, Stephan Schambach held 8,336,500 Intershop Communications AG common bearer shares, representing 8.6% of Intershop’s outstanding common stock of 96,532,000 common bearer shares as of September 30, 2002. On September 6, 2002, Mr. Schambach’s new shares were admitted to the Geregelter Markt stock exchange segment; on September 11, 2002, the new shares were included in Intershop’s share price quotation (first quotation). Mr. Schambach’s equivalent cash investment of approximately € 10 million was recorded in the first quarter of 2002. The Company expects the transaction will be dilutive to basic earnings per share by approximately 13 % on a consolidated Intershop Group basis.

Upon completion of his share purchase and share exchange, Mr. Schambach is expected to hold 20,836,500 Intershop Communications AG common bearer shares, or approximately 19.1% of common stock. Total shares outstanding following the completion of Mr. Schambach’s share purchase and share exchange are expected to be at approximately 109.0 million.

In connection with Mr. Schambach’s equity investment, which involved issuing shares from authorized capital, Intershop’s stockholders approved re-adjusting the Company’s authorized capitals I and II. Furthermore, during its annual stockholders’meeting on June 6, 2002, in Hamburg, Germany, Intershop received stockholders’approval to extend the authorization to purchase or sell Intershop Communications AG common bearer shares in conjunction with its employee stock options program. Other core resolutions approved during Intershop’s fourth annual stockholders’meeting included formally approving the actions of the members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), electing the members of the Supervisory Board, and authorizing the transfer of the Company’s domicile from Hamburg, Germany, to Jena, Germany. The domicile change became effective on October 18, 2002 with its registration at the Local Court (Amtsgericht) in Gera, Germany in the Commercial Register (Handelsregister). All resolutions were accepted by at least 98% of the capital represented at the meeting. Approximately 500 stockholders attended the annual stockholders’meeting and approximately 28% of common stock was represented at the meeting.

Organizational Changes

On February 8, 2002, Intershop announced changes to its top management team. Wilfried Beeck resigned as Chief Operating Officer and Member of the Management Board (Finanzvorstand). Former President Europe, Michael Tsifidaris, left the Company on February 8, 2002.

On April 15, 2002, Intershop appointed Dr. Juergen Schoettler as Chief Financial Officer and Member of the Management Board (Finanzvorstand). Before joining Intershop, Dr. Schoettler was CFO and Managing Director at Messer Griesheim, a leading company in the technical gases industry. During his career, he held executive positions at Philips Electronics Germany and Alcan Germany. Reporting to the Company’s CEO Stephan Schambach, Dr. Schoettler was placed in charge of the finance, human resources, information technology, legal, and the general and administrative departments of the Company.

In order to accelerate Intershop’s path to profitability, on February 12, 2002, Intershop launched a series of strategic initiatives:

  New Management Team: The CEO appointed a new management team at the Company’s new headquarters in Jena, Germany. The newly formed management team consists of a greater number of managers with direct profit and loss responsibilities within the Company’s various operating areas. The new structure also provides for strong customer focus and improved market response time.

  Simplified Company Structure: Intershop streamlined the organization from top to bottom, creating more efficient business operations and consolidating all its corporate functions into its new headquarters in Jena, Germany.

  Aggressive Sales Program for New Products: With a leaner and more efficient organizational structure in place, all corporate efforts were focused on revenue generating activities. In support of these efforts, Intershop has been targeting global enterprise customers, up-selling the new Enfinity MultiSite, the Enfinity Content Management Solution, and the Enfinity Procurement Solution offerings within the installed customer base, intensifying indirect selling, and focusing on the retail and high-tech & manufacturing industries.

On July 8, 2002, Intershop appointed Werner Fuhrmann as President Europe, Middle East and Africa and Member of the Management Board (Vorstandsmitglied) responsible for sales. Mr. Fuhrmann’s appointment is part of the Company’s strategy to further strengthen its entire sales organization. Werner Fuhrmann joined Intershop from Groupe Bull/Integris, a leading European IT services provider. During the course of his management career at Bull, he most recently held the position of Chief Operating Officer of Integris and was a member of the Groupe Bull senior management team. Previously he served as the Bull AG General Manager for Central Europe and as a member of the German management board for Bull AG.

On July 31, 2002, Intershop announced it had retained the investment bank ING Barings as its financial advisor. The goal of this engagement is to strengthen the Company’s capital structure and to increase its financial flexibility for the future. Intershop is committed to exploring alternative financing options with ING Barings.

On August 6, 2002, Intershop announced the decision of its Supervisory Board (Aufsichtsrat) to nominate Peter Mark Droste as a new member of Intershop’s Supervisory Board (Aufsichtsratsmitglied). At the time of announcement, Peter Mark Droste was in charge of sales in central and northern Europe for Siebel Systems, a leading provider of Customer Relationship Management (CRM) software. Before joining Siebel Systems, he was in charge of Compaq’s German business and has held various management positions at companies such as Nixdorf Computer GmbH and Compaq Computer in the Europe Middle East and Africa region.

II. Third Quarter 2002 Business Highlights

Challenging Market Conditions

  Intershop operated in a challenging market environment during the third quarter of 2002, which experienced continued weakness in IT spending patterns, exacerbated by a typical third quarter seasonal downturn in sales and further lengthening of enterprise customer sales cycles.

  Revenue for the third quarter of 2002 totaled € 8.9 million, in line with management’s lowered third quarter 2002 expectations, announced on October 1, 2002.

  Due to postponed customer orders and seasonally low IT spending, third quarter 2002 license revenue declined to € 3.5 million, from license revenue of € 6.3 million in the second quarter of 2002, and increased by 25% from license revenue of € 2.8 million in the third quarter of 2001. Service revenue (including services, maintenance, and other revenue) in the third quarter of 2002 totaled € 5.4 million, as compared to € 5.8 million in the second quarter of 2002.

Operational Overview

  Executive appointments to strengthen sales and marketing efforts included the addition of Werner Fuhrmann to the role of President Europe, Middle East and Africa and the Intershop Management Board. In addition, new regional business unit heads were named in the United Kingdom and France.

  19 new Enfinity product family platforms and solutions were sold during the quarter, bringing the total number of Enfinity family platforms and solutions sold to date to 379 worldwide.

  The Company launched Version 4.0 of Enfinity Procurement solution, which features enhanced support for supplier management in addition to desktop purchasing and marketplace management capabilities.

  Sales of Intershop’s unique Enfinity MultiSite gained ground, evidenced by the sale of 5 Enfinity MultiSite solutions, which generated 33% of total license sales during the quarter.

  20 Intershop-powered websites went live in the third quarter of 2002, including sites for blue-chip customers such as BMW, Quelle, Otto, Volkswagen, Agrolinz, Haefele, and Eastern Home Shopping.

  Due to high levels of customer satisfaction, Intershop received significant repeat business from blue-chip customers, including Deutsche Telekom, Hewlett-Packard, as well as the the Otto Group.

Effective Cost Controls and Cash Management

  Slightly exceeding management guidance given on July 31, 2002, Intershop reduced total operational costs by 8% sequentially, from € 18.0 million in the second quarter of 2002 to € 16.7 million in the third quarter of 2002. Excluding restructuring expenses, total third quarter 2002 operational expenses were reduced by € 1.9 million, or 11%, to € 15.6 million. Compared to the third quarter of 2001, Intershop reduced its third quarter 2002 operational costs by € 43.8 million or 72%.

  Cost reductions were realized across all functions and geographic regions, stemming from efficiency gains from a streamlined corporate structure. Intershop’s workforce was reduced by 18 employees during the third quarter of 2002, to a total of 513 employees as of September 30, 2002.

  In line with management guidance, net cash usage declined sequentially by € 4.1 million or 42%, to € 5.7 million in the third quarter of 2002. Third quarter 2002 net cash usage was affected by cash payments relating to restructuring activities during the third quarter of 2002 and earlier quarters.

  As of September 30, 2002, liquidity including cash, cash equivalents, marketable securities, and restricted cash totaled € 20.4 million, compared with € 26.0 million as of June 30, 2002.

  The Company incurred a third quarter 2002 net loss of € 7.5 million (net loss of € 0.08 per share), compared to € 5.8 million (€ 0.06 per share) in the second quarter of 2002. Year over year, Intershop reduced its net loss by 83%, from a net loss of € 44.2 million (net loss of € 0.50 per share) in the third quarter of 2001.

III. Subsequent Events

On October 18, 2002 the Company’s transfer of domicile from Hamburg, Germany to Jena, Germany became effective with its registration at the Local Court (Amtsgericht) in Gera, Germany.

On October 23, 2002 the Company appointed Stephen Kirchoff to the position of Senior Vice President Strategic Marketing. Reporting to CEO Stephan Schambach, Mr. Kirchoff will be responsible for Intershop's global product strategies, business development and marketing.

On October 16, 2002 the Company announced it had appointed Gary DiOrio to the role of President Americas. Reporting to CEO Stephan Schambach, Mr. DiOrio will be responsible for Intershop’s US business.

On October 30, 2002, at a special stockholders’meeting held in Hamburg, Germany, stockholders of Intershop Communications AG approved the proposed simplified capital decrease in conjunction with a 1-for-5 reverse stock split of Intershop common bearer shares. Under the approved measures, the new share capital will be € 19,306,400 and 5 existing Intershop Communications AG common bearer shares will be exchanged for 1 new Intershop Communications AG common bearer share. The Company expects Intershop’s shares will begin trading on a consolidated basis before the end of calendar year 2002. Holders of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market will not need to take any action. Once the reverse stock split becomes effective, 1 ADS will evidence 1 Intershop common bearer share instead of 5 Intershop common bearer shares currently. In addition to the reverse stock split, Intershop’s stockholders approved a resolution to adapt the Company’s articles of association to the Transparency and Publicity Act (Transparenz- und Publizitätsgesetz –TransPuG). All resolutions were accepted by at least 99% of the capital represented at the meeting. Approximately 500 stockholders attended the special stockholders’meeting held at the CCH convention center in Hamburg, Germany. About 28% of common stock was represented at the meeting.

On November 20, 2002 Intershop entered into a comprehensive cooperation agreement with epages Software GmbH (formerly Dart Software GmbH) headquartered in Hamburg, Germany and Jena, Germany, on the future development and worldwide distribution of the Intershop 4 product line. The cooperation agreement covers sales and marketing, customer and partner assistance, software development, technical support, consulting and training.

IV. Business Outlook

Based on year-end corporate IT budget utilizations and postponed customer orders from the third quarter of 2002, Intershop expects total revenue in the fourth quarter of 2002 will be significantly higher than in the third quarter of 2002. Operational costs (cost of revenue and operating expenses) in the fourth quarter of 2002 are forecasted to be flat with, or below, operational costs (excluding restructuring cost) in the third quarter of 2002. Intershop maintains its goal to reach quarterly EBITDA break-even in the fourth quarter of 2002. Due to the difficult market environment, however, Intershop does not exclude the possibility of incurring an EBITDA-loss of up to € 3 million in the fourth quarter of 2002. Net cash usage for the fourth quarter of 2002 is anticipated to be below the level exhibited in the third quarter of 2002.

Intershop Communications AG Condensed Consolidated Balance Sheet (U.S.-GAAP) (in thousands Euro)
	September 30, 2002 (unaudited)	December 31, 2001
	€	€
ASSETS
Current assets:
Cash and cash equivalents	7,281	9,107
Marketable securities	5,215	19,358
Restricted cash	7,873	7,873
Trade receivables, net of allowances for doubtful accounts of	-	-
(€11,777) and (€12,846), respectively	11,998	11,679
Prepaid expenses and other current assets	6,685	9,976
Total current assets	39,052	57,993
Property and equipment, net	6,078	13,522
Investments	-	-
Goodwill and acquired intangible assets, net	4,473	4,473
Other assets	3,221	3,628
Total assets	52,824	79,616
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	104	99
Accounts payable	1,380	3,540
Accrued restructuring costs	7,336	10,653
Other Accrued liabilities	12,668	15,602
Deferred revenue	4,064	5,569
Total current liabilities	25,552	35,463
Long Term liabilities	157	177
Deferred revenue	39	103
Total liabilities	25,748	35,743
Shareholders' equity
Common stock, stated value €1-authorized: 188,743,719 shares; outstanding: 96,532,000 shares at September 30, 2002 and 88,191,322 shares at December 31, 2001 respectively	96,532	88,191
Paid-in capital	15,088	13,420
Accumulated deficit	(87,150)	(60,632)
Accumulated other comprehensive income	2,606	2,894
Total shareholders' equity	27,076	43,873
Total liabilities and shareholders' equity	52,824	79,616
Intershop Communications AG Condensed Consolidated Statement of Operations (U.S.-GAAP) (In thousands Euro, except per share amounts, unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	€	€	€	€
Revenues:
Licenses	3,517	2,803	15,969	16,360
Services, maintenance and other revenue	5,395	11,929	17,173	40,634
Total revenues	8,912	14,732	33,142	56,994
Cost of revenues:
Licenses	463	396	1,173	2,160
Services, maintenance and other revenue	4,156	9,558	14,063	33,952
Total costs of revenues	4,619	9,954	15,236	36,112
Gross Profit	4,293	4,778	17,906	20,882
Operating expenses:
Research and development	1,526	3,762	5,804	12,537
Sales and marketing	6,502	13,008	22,389	51,251
General and administrative	2,959	11,227	11,446	35,355
Goodwill and acquired intangible asset amortization	-	3,967	-	8,704
Restructuring costs	1,067	18,567	5,441	21,562
Total operating expenses	12,054	50,531	45,080	129,409
Operating income (loss)	(7,761)	(45,753)	(27,174)	(108,527)
Other income (expense):
Interest income	201	1,226	433	3,351
Interest expense	(21)	(5)	(23)	(17)
Write down of investments	-	-	-	(2,482)
Other income (expense), net	101	300	246	564
Total other income (expense)	281	1,521	656	1,416
Net income (loss)	(7,480)	(44,232)	(26,518)	(107,111)
Basic earnings (loss) per share	(0.08)	(0.5)	(0.28)	(1.22)
Shares used in computing:
For basic earnings (loss) per share	96,532	88,182	95,049	88,115
Intershop Communications AG Condensed Consolidated Statement of Cash Flows (U.S.-GAAP) (in thousands Euro; unaudited)
	Nine Months Ended
	September 30,
	2002	2001
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(26,518)	(107,110)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	7,258	12,227
Amortization of goodwill	-	8,704
Depreciation of investments	-	2,482
Provision for doubtful accounts	(711)	12,348
Loss/(Gain) on disposal of marketable securities	152	(1,216)
Loss on disposal of equipment	251	-
Change in:
Accounts receivable	204	7,437
Prepaid expenses and other current assets	3,261	(2,072)
Other assets	286	(1,016)
Accounts payable	(2,129)	(5,890)
Deferred revenue	(1,502)	(1,249)
Accrued restructuring liability	(3,317)	12,482
Accrued expenses and other liabilities	(2,817)	(744)
Net cash used in operating activities	(25,582)	(63,617)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	(7,705)
Sale proceeds on disposal of equipment	536	-
Purchases of equipment, net of capital leases	(648)	(5,561)
Sale proceeds on disposal of marketable securities	42,327	81,487
Purchase of marketable securities	(28,328)	(78,163)
Net cash used in investing activities	13,887	(9,942)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	10,009	519
Net cash provided by financing activities	10,009	519
Effect of change in exchange rates on cash	(140)	765
Net change in cash and cash equivalents	(1,826)	(72,275)
Cash and cash equivalents, beginning of period	9,107	84,062
Cash and cash equivalents, end of period	7,281	11,787
				Intershop Communications AG Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity
				(in thousands €, except share data)
	Common Stock			Notes	Deferred	Accumulated	Comprehensive	Total Stockholders'	Cumulative Comprehensive
	Shares	Stated Value	APIC	Receivable	Compensation	Deficit	Income (Loss)	Equity	Income (Loss)
Balance, December 31, 1999	84,390,520	16,878	48,169	(141)	(273)	(45,406)	3,637	22,865	(14,716)
Net loss						(38,923)		(38,923)	(38,923)
Foreign currency translation adjustments							1,523	1,523	1,523
Unrealized gain (loss) on available for sale security, net	500,000						(3,451)	(3,451)	(3,451)
Private placement of common stock, net	1,675,000	100	38,900					39,000
Issuance of common stock for secondary offering, net	280,000	335	111,876					112,211
Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted			(56)
Issuance of common stock for acquisitions	882,485	275	22,586					22,861
Exercise of stock options		334	4,635					4,969
Capital contribution (net of tax)			12,500					12,500
Collections on notes receivables from stockholders				141				141
Amortization of deferred compensation					273			273
Allocation of par value resulting from stock split		70,025	(70,025)
Balance, December 31, 2000	88,003,016	88,003	168,585	-	-	(84,329)	1,709	173,969	(55,567)
Net loss						(131,798)		(131,798)	(131,798)
Foreign currency translation adjustments							837	837	837
Unrealized gain (loss) on available for sale security, net							348	348	348
Exercise of stock options	188,306	188	330					518
Appropriation of paid in capital			(155,495)			155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	-	-	(60,632)	2,894	43,874	(186,180)
Net loss (unaudited)						(26,518)		(26,518)	(26,518)
Foreign currency translation adjustments(unaudited)							(43)	(43)	(43)
Unrealized gain (loss) on available for sale security, net (unaudited)							(246)	(246)	(246)
Exercise of stock options	6,678	7	1					8
Private placement of common stock, net (unaudited)	8,334,000	8,334	1,667					10,001
Balance, September 30, 2002	96,532,000	96,532	15,088	-	-	(87,150)	2,605	27,076	(212,987)

Intershop Communications AG and Subsidiaries

Notes to Consolidated Financial Statements

1. Basis of Presentation

The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Neuer Markt. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report for the fiscal year ended December 31, 2001. The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include only normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the results for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the operating results to be expected for any subsequent interim period or for the fiscal year ending December 31, 2002.

2. Accounting Policies

The consolidated financial statements presented are prepared in conformity with U.S. generally accepted accounting principles (US GAAP). The principle accounting policies adopted by the Company are as follows:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain financial statement captions are prepared using estimates where it is reasonably possible that these estimates will change in the near term; these include allowances for doubtful accounts and restructuring accruals.

Revenue Recognition

The Company generates the following types of revenue:

Licenses. License fees are earned under software license agreements primarily concluded with end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an agreement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

Service and maintenance. Services consist of support agreements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue from technical support and software update rights is recognized ratably over the term of the support agreement. Revenue from consulting and education services is generally recognized as the services are performed.

For agreements that include multiple elements, the fee is allocated to the various elements based on vendor-specific, objective evidence of the fair market value if the elements had been sold separately.

A full description of the accounting policies adopted by the Company can be found in the Company’s Annual Report for the financial year ended December 31, 2001.

3. Comprehensive Income

Comprehensive income includes foreign currency translation gains and losses and unrealized gains and losses on equity securities that are reflected in stockholders' equity instead of net income.

The following table sets forth the calculation of comprehensive income for the periods indicated (in thousands of €):

	Three months ended		Nine months ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Net loss	(7,480)	(44,232)	(26,518)	(107,111)
Foreign currency translation gains/losses	(3)	(629)	(43)	669
Unrealized loss on available-for-sale securities	(238)	(291)	(246)	244
Total comprehensive loss	(7,721)	(45,152)	(26,807)	(106,198)

4. Earnings Per Share

The basic net loss per common share is presented in conformity with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" for all periods presented. It is computed using the weighted-average number of vested outstanding shares of common stock. The diluted net loss per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of the diluted net loss per share for the periods presented because the effect would be antidilutive.

The following table sets forth the computation of basic earnings per share for the periods indicated (in thousands of €, except per share data):

	Three months ended		Nine months ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Net loss attributable to common shareholders	(7,480)	(44,232)	(26,518)	(107,111)
Basic and diluted net loss per share
Weighted average common shares outstanding	96,532	88,182	95,049	88,115
Basic and diluted net loss per share	(0.08)	(0.50)	(0.28)	(1.22)

5. Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., if it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, APB Opinion No.16, although in some instances previously recognized intangibles will be included as part of goodwill.

Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142 on January 1, 2002, the Company reclassified certain intangible assets (i.e., assembled workforce) as goodwill, which resulted in an increase in reported goodwill of € 0.3 million. The Company no longer amortizes goodwill effective January 1, 2002. Amortization of goodwill for the three months ended September 30, 2001 was € 4.0 million. During the year ended December 31, 2001, the Company recorded an impairment charge of € 12.0 million related to goodwill and other intangible assets. The Company has not yet determined any additional impact that SFAS No. 142 will have on goodwill or whether a cumulative effect adjustment will be required upon adoption.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long–Lived Assets." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121. While it supersedes portions of APB Opinion 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," it retains the discontinued operations presentation, while broadening that presentation to include an entity component (rather than merely a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 are generally to be applied prospectively. The Company adopted SFAS No. 144 on January 1, 2002 and does not expect that it will have a material impact on its results of operations, financial position, or cash flows, although it may require a change in the way that the Company presents certain transactions in its financial statements.

6. Industry Segment and Geographic Information

The Company is organized based upon legal entities within each geographic location. Within this organizational structure, the Company distinguishes between two fundamental business segments: products and services. The product segment comprises the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force, partners and independent distributors in Europe, North America, South America, Australia, and Asia. In prior years, the Company was primarily organized in line with the products and services it offers. As a result of the Company’s reorganization based upon legal entities within each geographic location, segment information for earlier periods has been restated to conform to the current presentation.

The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief operating decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, with the key financial measures being indicated in the tables below (in thousands of €):

Three months ended September 30, 2002

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	1,865	707	178	436	331	3,517
Services, maintenance and other	2,992	1,636	267	16	484	5,395
Total revenues	4,857	2,343	445	452	815	8,912
Gross profit
Licenses	1,470	643	178	436	328	3,055
Services, maintenance and other	(590)	1,403	66	37	322	1,238
Total gross profit	880	2,046	244	473	650	4,293
Total operating expenses	11,568	2,146	1,336	222	1,401	16,673
Operating income/loss	(6,711)	197	(891)	230	(586)	(7,761)
Other income/expense, net	265	9	1	20	(14)	281
Net loss	(6,446)	206	(890)	250	(600)	(7,480)
Long-lived assets	4,790	266	780	31	211	6,078

Nine months ended September 30, 2002

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	9,036	4,317	481	966	1,169	15,969
Services, maintenance and other	10,418	3,284	715	306	2,450	17,173
Total revenues	19,454	7,601	1,196	1,272	3,619	33,142
Gross profit
Licenses	7,877	4,251	481	966	1,220	14,795
Services, maintenance and other	(479)	1,863	(182)	168	1,741	3,111
Total gross profit/loss	7,398	6,114	299	1,134	2,961	17,906
Total operating expenses	39,807	7,779	4,871	1,931	5,928	60,316
Operating loss	(20,353)	(178)	(3,675)	(659)	(2,309)	(27,174)
Other income/ expense, net	535	18	42	19	42	656
Net loss	(19,818)	(160)	(3,633)	(640)	(2,267)	(26,518)
Long-lived assets	4,790	266	780	31	211	6,078

Three months ended September 30, 2001

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	2,108	260	82	242	111	2,803
Services, maintenance and other	7,273	1,451	2,263	135	807	11,929
Total revenues	9,381	1,711	2,345	377	918	14,732
Gross profit
Licenses	1,694	277	82	242	111	2,406
Services, maintenance and other	2,130	(139)	310	(387)	458	2,372
Total gross profit/loss	3,824	138	392	(145)	569	4,778
Total operating expenses	26,588	22,156	4,738	3,450	3,553	60,485
Operating income/loss	(17,207)	(20,445)	(2,393)	(3,073)	(2,635)	(45,753)
Other income /expense, net	1,669	26	20	(83)	(111)	1,521
Net income/loss	(15,538)	(20,419)	(2,373)	(3,156)	(2,746)	(44,232)
Long-lived assets	9,387	2,013	2,631	995	362	15,388

Nine months ended September 30, 2001

	Germany	United States	United Kingdom	Asia-Pacific	Other*	Total
Revenues
Licenses	11,612	1,430	530	1,073	1,715	16,360
Services, maintenance and other	24,113	5,449	7,188	743	3,141	40,634
Total revenues	35,725	6,879	7,718	1,816	4,856	56,994
Gross profit
Licenses	9,434	1,395	581	1,000	1,790	14,200
Services, maintenance and other	6,191	(1,774)	2,321	(1,419)	1,363	6,682
Total gross profit/loss	15,625	(379)	2,902	(419)	3,153	20,822
Total operating expenses	79,559	45,217	14,174	14,130	12,441	165,521
Operating loss	(43,834)	(38,338)	(6,456)	(12,314)	(7,585)	(108,527)
Other income/ expense, net	1,791	(16)	66	(94)	(331)	1,416
Net loss	(42,043)	(38,354)	(6,390)	(12,408)	(7,916)	(107,111)
Long-lived assets	9,387	2,013	2,631	995	362	15,388

* Significant other geographic locations in 2001 and 2002 include France, Sweden and Dubai.

The accounting policies followed by the Company's business segments are the same as those described for the Intershop Group. They can be found in the Company’s Annual Report for the fiscal year ending December 31, 2001.

The Company generated the following license revenues from its Enfinity and Intershop 4 product lines (in thousands of €):

Three months ended September 30	2002	2001
Enfinity	3,320	2,456
Intershop 4	197	347
Total	3,517	2,803
Nine months ended September 30	2002	2001
Enfinity	13,673	14,132
Intershop 4	2,296	2,228
Total	15,969	16,360

Of the revenues generated from Intershop4 in the second quarter of 2002, € 1 million were attributable to sales to a related party. Intershop sold Intershop 4 licenses to Dart Software GmbH, a company that distributes software to small and medium-sized companies. Dart Software GmbH is majority-owned by Wilfried Beeck, formerly chief financial officer and member of the Management Board of Intershop and a shareholder of Intershop at close of the reporting period.

On November 20, 2002 Intershop entered into a comprehensive cooperation agreement with epages Software GmbH (formerly Dart Software GmbH) headquartered in Hamburg, Germany and Jena, Germany, on the future development and worldwide distribution of the Intershop 4 product line. The cooperation agreement covers sales and marketing, customer and partner assistance, software development, technical support, consulting and training.

7. Restructuring Charges and Asset Impairments

During the three months ended March 31, 2002, the Company approved measures to reduce its workforce and consolidate facilities among other things. Other measures included the appointment of a new management team, the creation of a simplified organizational structure and an aggressive sales program for new products. These measures were taken to align the Company’s cost structure with changing market conditions and to accelerate the Company’s path to profitability.

A pre-tax charge of € 1.1 million was recorded in the three months ended September 30, 2002 to provide for these actions and other related items.

The following tables summarize the restructuring charges recorded during the three months and the nine months ended September 30, 2002 (in thousands of €):

	Three months ended		Nine months ended
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Employee-related charges	818	3,161	2,642	5,259
Facility-related charges	221	15,198	2,692	15,696
Other	28	208	107	607
Total restructuring charges	1,067	18,567	5,441	21,562
	Employee-related charges	Facility-related charges	Other	Total
Accrued restructuring costs as of December 31, 2001	183	10,313	157	10,653
Currency adjustments	(48)	(606)	(2)	(656)
Restructuring charges from January 1, 2002 through September 30, 2002	2,642	2,692	107	5,441
Utilization	(1,418)	(4,034)	(181)	(5,633)
Asset Impairments	-	(2,469)	-	(2,469)
Accrued restructuring costs as of September 30, 2002	1,359	5,896	81	7,336

The charges summarized above can be broken down as follows:

Employee-related Charges

Due to worsening economic conditions, a decision was made in the first quarter of 2002 to simplify the Company’s organizational structure. This involved streamlining the organization further, by reducing employee numbers to approximately 500 by the end of the second quarter of 2002.

In the first quarter of 2002, the Intershop Group reduced its headcount of 733 employees as of December 31, 2001 to 624. In the second quarter of 2002, the number was reduced to 531 as of June 30, 2002. As of September 30, 2002, the Company had 513 employees.

The accrued liabilities for employee-related charges primarily include expected future payments relating to the termination of employment agreements, including compensation, social security contributions and legal costs.

Facility-related Charges

In the third quarter of 2002, the Intershop Group recorded further restructuring costs of around € 0.2 million in connection with the consolidation of facilities. The accrued liabilities for facility-related charges primarily include expected future payments for existing rent obligations for premises no longer required, less income from subletting.

Other

The accrued liabilities for other restructuring costs primarily relate to various non-cancelable contracts of no future benefit to the Company.

The restructuring accrual is calculated based on financial estimates and information available as of September 30, 2002. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and information available at the time.

8. Dividends

The Company did not pay any dividends in the first nine months of 2002 or in the previous fiscal year.

9. Research and Development

The Company is continuing to invest resources into research and development of new products in the e-commerce software market. In the first nine months of 2002, the Company incurred research and development costs of approximately € 5.8 million compared with € 12.5 million in the first nine months of 2001. The Company expenses all research and development costs as incurred.

10. Share Repurchase

The Company did not own or repurchase any of its own shares in the first nine months of 2002.

11. Investments

Investments in debt and marketable equity securities are classified as available-for-sale and are stated at fair value. Unrealized gains and losses, net of deferred income taxes, are reported as a component of other comprehensive income.

12. Stockholders’ Equity

The following tables summarize the change in stockholders’ equity for the three months ended September 30, 2002 (in thousands of €):

	Three months ended September 30, 2002	Three months ended September 30, 2001
Net loss	(26,518)	(107,111)
Foreign currency translation gains/losses	(43)	669
Unrealized gain/loss on available-for-sale securities	(246)	244
Exercise of stock options	8	518
Cash received for unregistered stock	10,001	-
Opening stockholders’ equity	43,874	173,969
Closing stockholders’ equity	27,076	68,289

Stock Options

As of September 30, 2002, the number of employee stock options outstanding since 1997 was 10.2 million. In the second quarter of 2002, 6,678 employee stock options were exercised and exchanged for Intershop Communications AG common bearer shares. Details about all of the employee stock options programs can be found in the Company’s Annual Report for the fiscal year ended December 31, 2001. None of the members of the Management Board or Supervisory Board were granted stock options under these stock option plans.

Share Purchase and Conversion

On March 12, 2002, the Company’s Chief Executive Officer, Stephan Schambach, purchased 8,334,000 bearer shares from the Company at a price of € 1.20 per share, in a private placement transaction. The transaction resulted in total proceeds of approximately € 10.0 million to the Company. The purchase price per share was based on the XETRA daily closing price at the Frankfurt Stock Exchange on March 1, 2002, the last trading day prior to the day on which the Company’s Supervisory Board granted Mr. Schambach the right to purchase the shares. These shares had not been formally registered with the Local Court (Amtsgericht) in Hamburg, Germany, as of March 31, 2002, and as a result the capital injection of € 10.0 million was disclosed in the first quarter of 2002 as "Cash received for unregistered stock". On March 13, 2002, Mr. Schambach subscribed for these new shares; on May 2, 2002, these shares were registered with the Local Court (Amtsgericht) in Hamburg, Germany, in the Commercial Register (Handelsregister). On September 6, 2002, Mr. Schambach’s new shares were admitted to the Geregelter Markt stock exchange segment; on September 11, 2002, the new shares were included in Intershop’s share price quotation (first quotation).

Stephan Schambach (Chief Executive Officer and Chairman of the Management Board) held 4,166,667 shares in Intershop Communications, Inc., a majority-owned subsidiary of Intershop Communications AG, as of September 30, 2002. These shares can be converted into 12,500,000 Intershop Communications AG common bearer shares any time before 2004. In January 2002, the Company announced that Stephan Schambach intends to execute his conversion right detailed above. As of September 30, 2002, this conversion had not been completed.

Stock Splits and Change in Stated Value

In February 2002, the Company announced a change to the ratio of its American Depositary Shares (ADS). The ratio of American Depositary Shares (ADS) to underlying ordinary shares was changed from 2 ADSs for 1 ordinary share, to 1 ADS for 5 ordinary shares. With this ratio change, each of Intershop’s Nasdaq-listed ADSs evidences ownership of five underlying ordinary shares listed on its primary stock exchange, the Neuer Markt in Frankfurt, Germany. The ratio change does not affect the value of an investor’s ADS holdings. Stockholders of Intershop ordinary shares did not see any change in the number of shares held. The ratio change is non-dilutive and had no impact on Intershop’s balance sheet.

On October 30, 2002, at a special stockholders’meeting held in Hamburg, Germany, stockholders of Intershop Communications AG approved the proposed simplified capital decrease in conjunction with a 1-for-5 reverse stock split of Intershop common bearer shares. Under the approved measures, the new share capital will be € 19,306,400, and five existing Intershop Communications AG common bearer shares will be exchanged for one new Intershop Communications AG common bearer share. The Company expects Intershop’s shares will begin trading on a consolidated basis before the end of calendar year 2002. Holders of Intershop’s American Depositary Shares (ADS) quoted on Nasdaq National Market will not need to take any action. Upon the reverse stock split becoming effective, one ADS will evidence one Intershop common bearer share instead of currently five Intershop common bearer shares. The and all other resolutions were accepted by at least 99% of the capital represented at the meeting.

13. Legal Matters

The Company is a defendant in various legal matters arising in the normal course of business. It is possible that an adverse ruling in any such matter individually, or some or all of the matters collectively, could have a material adverse effect on its results of operations.

At the beginning of 2001, several securities class action lawsuits were filed in the U.S. against Intershop Communications AG, Management Board members and certain other officers and the underwriters of the Company's September 2000 public offering. The plaintiffs allege that the defendants made material misrepresentations and omissions of material facts concerning the Company's business performance. The plaintiffs seek an unspecified amount of damages. The Management Board believes there is no merit to these cases and intends to defend itself vigorously. However, there can be no assurance that the Company will be able to prevail in the lawsuit, or that the outcome of the lawsuit will not adversely affect the Company’s operations.

The Bundesaufsichtsamt für den Wertpapierhandel (BAWe –German Federal Supervisory Office for Securities Trading) announced in January 2001 that it had initiated an investigation regarding a possible violation of the duty to disclose material information in connection with the release on January 2, 2001 of Intershop Communications AG's preliminary results for 2000. BAWe handed this case over to the public prosecutor in Hamburg, Germany, who initiated an investigation into complaints about stock price manipulations in May 2001. The Company is cooperating in full with these investigations and, to the best of the management's knowledge, has never previously been the subject of such investigations. The Company believes there is no merit to these allegations.

14. Directors’ Holdings Subject to Reporting Requirements

As of September 30, 2002, the following Supervisory and Management Board members held Intershop Communications AG common bearer shares or options to buy these shares:

Name	Title, Function	Shares held	Stock options held
Eckhard Pfeiffer	Chairman of the Supervisory Board	400,000	0
Theodore J. Smith	Vice-Chairman of the Supervisory Board	107,290	0
Hartmut Esslinger (through August 31, 2002)	Member of the Supervisory Board	0	0
Hans W. Gutsch	Member of the Supervisory Board	350,000	0
Dr. Hagen Hultzsch	Member of the Supervisory Board	5,000	0
Burgess Jamieson (since June 6, 2002)	Member of the Supervisory Board	0	0
Stephan Schambach	Chief Executive Officer, Chairman of the Management Board (Vorstandsvorsitzender)	8,336,500	0
Dr. Juergen Schoettler	Chief Financial Officer, Member of the Management Board (Finanzvorstand)	10,000	300,000
Werner Fuhrmann	President Europe, Middle East, Africa (EMEA), Member of the Management Board (Vorstand)	330	300,000

The stock options were granted under the conditions of the 1999 Equity Incentive Plan. Details on the 1999 Equity Incentive Plan can be found in the Notes to the Consolidated Financial Statements in the Company’s 2001 annual report. Dr. Schoettler’s stock options have an exercise price of € 1.58 per share; Mr. Fuhrmann’s stock options have an exercise price of € 1.04 per share.

This report may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Investor Relations

Intershop Communications AG
Klaus F. Gruendel
Amsinckstrasse 57 · 20097 Hamburg · Germany

Tel.: +49-40-23709-128, Fax: +49-40-23709-111

k.gruendel@intershop.com
http://www.intershop.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: December 4, 2002	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)